

July 3, 2014

Via E-mail
Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

> **Re:** **Dollar Tree, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2014**
> **Filed March 14, 2014**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed May 12, 2014**
> **File No. 000-25464**

Dear Mr. Sasser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement filed on Schedule 14A

Compensation of Executive Officers, page 18

1. We note your disclosure that your U.S. operating income was $983,660,455 in fiscal 2013 and yet your audited financial statements covering the same period reflect overall operating income of $970.3 million. Recognizing that we are unable to determine how your Canadian operations impacted your overall operating income, please tell us how you arrived at the amount you disclose here. In this regard, we note your indication on page 25 that the Compensation Committee did not exercise any discretion in revising the target amount with respect to the 2013 bonus payments. This comment also applies to the three-year operating income target applicable to the Long-Term Incentive awards.

Bob Sasser
Dollar Tree, Inc.
July 3, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director